FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 8, 2008

FAIRFAX ANNOUNCES TENDER OFFER FOR POLISH REINSURER

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has today made a public tender offer to acquire all of the outstanding shares of Polskie Towarzystwo Reasekuracji Spółka Akcyjna (“PTR”) at a price of 1.60 Polish zlotys (“PLN”) per share.

The offer values PTR at PLN 168.3 million (approximately US$72 million).  Fairfax has received commitments to tender to the offer from shareholders holding approximately 47% of the shares of PTR.  The offer is conditional upon receipt of a number of regulatory approvals in Poland and is expected to close in the first quarter of 2009.

“We look forward to being a significant PTR shareholder and to working with the President and Chief Executive Officer, Marek Czerski, and his management team.  We are excited about future prospects for the Central and Eastern European economies in which PTR is active.  This investment will increase Fairfax’s exposure to the region and will provide a long-term platform for expansion,” said Prem Watsa, Fairfax’s Chairman and Chief Executive Officer.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:      Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946